July 23, 2024

Nancy Buese
Chief Financial Officer
Baker Hughes Company
575 N. Dairy Ashford Rd., Suite 100
Houston, TX 77079

       Re: Baker Hughes Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 5, 2024
           File No. 001-38143
Dear Nancy Buese:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue and Operating Income, page 36

1. We note the tabular presentation of segment operating income through net income (loss)
       on page 37 includes a total of the segments' operating income, which appears to create a non-GAAP financial measure that should be reconciled to the most directly comparable
       GAAP measure. However, once reconciled it would appear such non-GAAP measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this
       regard, adjusting for    Corporate    expenses appears to present
non-GAAP measures that
       may exclude certain normal, recurring, cash operating expenses. Therefore, please revise to remove "Total segment operating income" from this presentation in your MD&A in your periodic filings and your Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of
       Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP
Compliance
       & Disclosure Interpretations.
 July 23, 2024
Page 2
Fiscal Year 2023 to Fiscal Year 2022, page 37

2. Your discussion and analysis of results of operations appears to primarily discuss results based on the line items as presented in your ASC 280 segment disclosures. Additionally, for certain items discussed, such as "Corporate" expenses, it is not clear how these are presented in your consolidated statements of operations. Please revise to ensure your discussion of segment results focuses on segment revenues and items included within the segment profit (loss) measure. In addition, revise to include a separate discussion of the company's consolidated results of operations based on your consolidated statements of operations. Refer to Item 303(b) of Regulation S-K.
Guarantor Information, page 43

3. We note the disclosure regarding your guarantee of debt instruments issued by subsidiaries. Please tell us what consideration was given to identifying the specific debt security that is registered and filing Exhibit 22 pursuant to Item 601 of Regulation S-K for guaranteed debt securities subject to Section 13(a) or 15(d) of the Securities Exchange
       Act of 1934.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Fernando Contreras